BRF S.A.

A Publicly Held Company
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

We wish to announce that at a meeting held on August 30, 2013, the Board of Directors decided to terminate the activities of the temporary advisory committee to the Board – Steering Committee.  Of a non-deliberative nature and constituted on April 10, 2013, this committee was set up as part of the process for preparing the New Cycle Acceleration Plan and for the Reorganization of the Corporate Structure. The committee was made up of Messrs. Abílio Diniz, Sérgio Rosa, Walter Fontana and Pedro Faria and  worked successfully on the development and supervision of initiatives for creating value at BRF, culminating in the Material Fact announced to the capital markets on August 14, 2013.

In the light of the foregoing, as from September 13, the Advisory Committees to the Board of Directors will resume their responsibilities which were partially diverted to the Steering Committee. The Advisory Committees are thus constituted as follows: Strategy and Markets Committee: José Carlos Reis Magalhães Neto (Coordinator), Décio da Silva, Walter Fontana Filho; Finance and Risk Policy Committee: Manoel Cordeiro Silva Filho (Coordinator), Sérgio Ricardo Silva Rosa, Luis Carlos Fernandes Afonso and Pedro de Andrade Faria; Personnel, Organization and Culture Committee: Pedro de Andrade Faria (Coordinator), Walter Fontana Filho and Paulo Assunção de Sousa; Governance and Sustainability Committee: Sérgio Ricardo Silva Rosa (Coordinator), Luiz Fernando Furlan and Carlos Fernando Costa.

São Paulo-SP, August 30, 2013

Abilio Diniz	Sérgio Rosa
Chairman of the Board of Directors	Vice Chairman of the Board of Directors

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer